Exhibit 99.1

AYR Announces Receipt of Senior Noteholder and Court Approval of Previously Announced Plan of Arrangement

MIAMI FL, December 22, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today provided an update in respect of the previously announced plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) involving the Company and AYR Wellness Canada Holdings Inc. (“AYR Wellness Canada”). Pursuant to the Arrangement, among other things, (a) all of the outstanding 12.50% senior secured notes due December 10, 2024 of the Company (the “Senior Notes”) shall be exchanged with AYR Wellness Canada, a wholly owned subsidiary of the Company, for new 13.0% senior secured notes due December 10, 2026 of AYR Wellness Canada (the “New AYR Exchanged Notes”), which New AYR Exchange Notes shall be guaranteed by the Company, (b) 29,040,140 subordinate, restricted or limited voting shares (“SVS Shares”), representing 24.9% of the pro forma fully-diluted issued capital (subject to certain exceptions) will be issued to the holders of the New AYR Exchanged Notes, (c) 23,046,067 share purchase warrants with an exercise price of US$2.12 shall be issued to the holders of record (as of two business days prior to closing) of the issued and outstanding (i) SVS Shares, (ii) multiple voting shares of the Company, and (iii) shares of any subsidiary of the Company that are exchangeable for SVS Shares, representing 16.5% of the pro forma fully-diluted issued capital, and (d) AYR Wellness Canada shall issue US$50 million aggregate principal amount of additional 13.0% senior secured notes due December 10, 2026 for net proceeds of US$40 million (pursuant to a 20% original issue discount) (the “New 2026 Additional Notes”)1.

The Company is pleased to announce that the Senior Noteholders voted to approve the Arrangement (the “Arrangement Resolution”) at the special meeting of Senior Noteholders held on December 15, 2023 (the “Meeting”). The Arrangement Resolution, which required the approval of at least 66 2/3% of the votes cast by the Senior Noteholders present in person or by proxy at the Meeting, was approved by over 99% of the votes cast by the Senior Noteholders present in person or by proxy at the Meeting. The results of the votes cast by the Senior Noteholders are set out in more detail below:

FOR	AGAINST
US$195,199,000 of Senior Notes (99.13%)	US$1,710,000 of Senior Notes (0.87%)

The Company also announced that it has obtained the final order from the Ontario Superior Court of Justice (Commercial List) approving the Arrangement.

Further details of the Arrangement are described in the Company’s management information circular dated November 15, 2023 mailed to the Senior Noteholders in connection with the Meeting, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Arrangement remains subject to receipt of applicable state cannabis regulatory approvals. The process to obtain such regulatory approvals is currently underway and is expected to extend into the first quarter of 2024 and there can be no assurance that such regulatory approvals will be received.

1 On October 31, 2023, the Company entered into a backstop commitment letter with the Backstop Party (as defined therein), pursuant to which the Backstop Party agreed to, among other things, purchase any of the New 2026 Additional Notes not otherwise purchased by the Senior Noteholders, in consideration for which the Company shall issue 5,947,980 SVS Shares (or shares of a subsidiary of the Company that are exchangeable for SVS Shares) to the Backstop Party or as the Backstop Party may direct on closing of the Arrangement.

The Arrangement is expected to close shortly after the receipt of the necessary state cannabis regulatory approvals.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes, New AYR Exchanged Notes, SVS Shares or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Moelis & Company LLC is serving as exclusive financial advisor to the Company. Stikeman Elliott LLP and Weil Gotshal & Manges LLP are acting as the Company’s Canadian and U.S. legal counsel, respectively. Ducera Partners LLC is serving as financial advisor to the Supporting Senior Noteholders (as defined in the management information circular of the Company dated November 15, 2023). Goodmans LLP and Paul Hastings LLP are acting as the Supporting Senior Noteholders’ Canadian and U.S. legal counsel, respectively.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Company Contact:
Jon DeCourcey

Head of Investor Relations
T: (786) 885-0397

Email: ir@ayrwellness.com

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, timing for the completion of the Arrangement and the satisfaction of closing conditions. In particular, there can be no assurance that the Arrangement will be completed or that the necessary state cannabis approvals will be obtained. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. The Company also cautions readers that the forward-looking financial information contained in this news release and any management-prepared presentation filed on SEDAR+ are only provided to assist readers in understanding management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose.